CID HoldCo, Inc.

7500 Old Georgetown Road, Suite 901

Bethesda, Maryland 20814

January 15, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anastasia Kaluzienski Robert Littlepage Mariam Mansaray Jan Woo

Re:	CID HoldCo, Inc. Registration Statement on Form S-4
File No. 333-282600

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CID HoldCo, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on January 16, 2025, or as soon thereafter as practicable, or at such other time as the Company, or their outside counsel, DLA Piper LLP (US), requests by telephone that such Registration Statement be declared effective.

Please contact Penny Minna of DLA Piper LLP (US) at (410) 580-4228 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

CID HOLDCO, INC.

/s/ Phyllis W. Newhouse
Name: Phyllis W. Newhouse
Title: Chief Executive Officer